INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in this Registration Statement of Phunware, Inc. (the "Company") on Form S-8 of our report dated March 31, 2021, with respect to our audits of the consolidated financial statements of Phunware, Inc. as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020 appearing in the Annual Report on Form 10-K of Phunware, Inc. for the year ended December 31, 2020.

Our report on the consolidated financial statements refers to a change in the method of accounting for revenue in 2019 due to the adoption of the guidance in ASC 606, Revenue from Contracts with Customers.

/s/ Marcum LLP

Marcum LLP
Houston, TX
January 14, 2022